CUSIP No. 12525D102	Page 1 of 26 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

CFS BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12525D102
(CUSIP Number)

Mr. John Wm. Palmer
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540
(630) 848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP No. 12525D102	Page 2 of 26 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 397,734
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 397,734

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,734
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 3 of 26 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 173,933
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 173,933

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,933
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 4 of 26 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 174,701
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 174,701

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,701
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 5 of 26 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 174,396
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 174,396

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,396
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 6 of 26 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 829,658
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 829,658

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 829,658
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 7 of 26 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 920,764
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 920,764

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,764
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 8 of 26 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 174,701
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 174,701

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,701
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 9 of 26 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 1,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,004,359
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 1,004,359

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,359
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 12525D102	Page 10 of 26 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 3,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,016,659
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 1,016,659

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,659
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 12525D102	Page 11 of 26 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beth Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 10,300
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 10,300

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 12525D102	Page 12 of 26 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Danielle Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 12525D102	Page 13 of 26 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Irving A. Smokler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 83,595
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 83,595

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,595
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 12525D102	Page 14 of 26 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Rose Trading Estonia OU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Estonia

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 83,595
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 83,595

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,595
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 12525D102	Page 15 of 26 Pages

Item 1.	Security and Issuer

        This amended Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”), of CFS Bancorp, Inc. (the “Company” or “CFS Bancorp”). The address of the principal executive offices of the Company is 707 Ridge Road, Munster, IN 46321.

Item 2.	Identity and Background

        This amended Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Schedule 13D are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group is attached to this Schedule 13D as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”)

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”)

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”)

•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and investment adviser to separate accounts held by Red Rose Trading Estonia OU (“PL Capital”)

•	PL Capital Advisors, LLC, a Delaware limited liability company and investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P. (“PL Capital Advisors”)

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”)

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”)

•	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC and as individuals, and Mr. Lashley as Custodian of UGMA for Danielle Lashley

•	Beth Lashley, spouse of Richard Lashley, as an individual

•	Danielle Lashley, minor child of Richard and Beth Lashley, as an individual

•	Red Rose Trading Estonia OU, an Estonian company (“Red Rose”)

•	Irving A. Smokler, principal of Red Rose

        (a)-(c)        This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and Red Rose, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and investment adviser to separate accounts held by Red Rose;

CUSIP No. 12525D102	Page 16 of 26 Pages

(2)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital Advisors, the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP;

(3)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP;

(4)	shares of Common Stock held in the name of Mr. Palmer as an individual;

(5)	shares of Common Stock held in the name of Mr. Lashley as an individual, as well as held jointly in the name of Mr. Lashley and Beth Lashley; and

(6)	shares of Common Stock held by UGMA for Danielle Lashley, for which Mr. Lashley is Custodian.

        This statement is filed by Dr. Irving Smokler with respect to the shares of Common Stock beneficially owned by Red Rose.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer, Mr. Lashley, Beth Lashley and Danielle Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC, whose principal business is investments. Beth Lashley is the spouse of Richard Lashley and is currently not employed. Danielle Lashley is the minor child of Richard and Beth Lashley.

        The business address of Red Rose and Dr. Irving Smokler is c/o of Maple Leaf Properties, 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432. Red Rose is engaged in various investment activities.

        The principal employment of Dr. Smokler is as a partner of Maple Leaf Properties, a Michigan co-general partnership, a real estate investment firm with a principal address of 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432.

        (d)        During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 12525D102	Page 17 of 26 Pages

        (e)        During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)        All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the PL Capital Group owns 1,020,659 shares of Common Stock of the Company acquired at an aggregate cost of $3,248,098.

        The amount of funds expended by Financial Edge Fund to acquire the 397,734 shares of Common Stock it holds in its name is $1,283,753. Such funds were provided from Financial Edge Fund’s available capital and from time to time from margin loans provided by BNP Paribas Prime Brokerage, Inc. (“BNP Paribas”).

        The amount of funds expended by Financial Edge Strategic to acquire the 173,933 shares of Common Stock it holds in its name is $567,159. Such funds were provided from Financial Edge Strategic’s available capital and from time to time from margin loans provided by BNP Paribas.

        The amount of funds expended by Goodbody/PL LP to acquire the 174,701 shares of Common Stock it holds in its name is $569,270. Such funds were provided from Goodbody/PL LP’s available capital and from time to time from margin loans provided by BNP Paribas.

        The amount of funds expended by Focused Fund to acquire the 174,396 shares of Common Stock it holds in its name is $555,250. Such funds were provided from Focused Fund’s available capital.

        The amount of funds expended by Mr. Palmer to acquire the 1,000 shares of Common Stock he holds in his name is $11,846. Such funds were provided from Mr. Palmer’s personal funds.

        The amount of funds expended by Mr. Lashley to acquire the 3,000 shares of Common Stock he holds individually in his name is $9,669. Such funds were provided from Mr. Lashley’s personal funds.

        The amount of funds expended by Richard and Beth Lashley to acquire the 10,300 shares of Common Stock they hold jointly is $33,840. Such funds were provided from Mr. and Mrs. Lashley’s personal funds.

        The amount of funds expended by the UGMA for Danielle Lashley to acquire the 2,000 shares of Common Stock it holds is $8,227. Such funds were provided from Mr. and Mrs. Lashley’s personal funds.

        The amount of funds expended by Red Rose to acquire the 83,595 shares of Common Stock it holds in its name is $209,084. Such funds were provided from Red Rose’s available capital and from time to time from margin loans provided by BNP Paribas.

CUSIP No. 12525D102	Page 18 of 26 Pages

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas, if any, were made in margin transactions on that firms’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock other than Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP.

Item 4.	Purpose of Transaction

        This is the PL Capital Group’s fourth amendment to its initial Schedule 13D filing. The PL Capital Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.

        The PL Capital Group plans to ask management of the Company what their operating and strategic plans are for, among other things: (1) managing its holdings of loan participations and syndications, (2) managing other credit risks in the current economic downturn, and (3) maximizing the value of the Common Stock.

        On March 25, 2009, the PL Capital Group sent a notice of shareholder derivative demand to the Company’s board of directors. A copy of the letter is attached to Amendment No. 1 to the Schedule 13D as Exhibit 2. On April 13, 2009, the PL Capital Group sent a follow-up letter to the Company’s board of directors stressing the importance of taking prompt action with respect to the derivative demand. A copy of the letter is attached to Amendment No. 2 to the Schedule 13D as Exhibit 3.

        On April 28, 2009, representatives of the PL Capital Group attended the annual meeting of the Company. At that meeting shareholders were not given a public forum to ask questions or make comments during the meeting which then prompted the PL Capital Group to issue a press release. A copy of the press release is attached to Amendment No. 2 to the Schedule 13D as Exhibit 4. Additionally, on May 4, 2009, in an effort to have questions answered that the PL Capital Group had planned to ask at the annual meeting, the PL Capital Group sent a letter to the Company’s board of directors and issued a press release. A copy of the letter and press release are attached to Amendment No. 2 to the Schedule 13D as Exhibit 5 and 6, respectively.

        On May 11, 2009, the lead independent director of the Company’s board of directors sent a letter to Mr. Palmer in response to Mr. Palmer’s correspondence with the Company. A copy of the letter is attached to Amendment No. 3 to the Schedule 13D as Exhibit 7. Mr. Palmer responded to the lead independent director in a letter dated May 14, 2009. A copy of the letter is attached to Amendment No. 3 to the Schedule 13D as Exhibit 8.

        On May 15, 2009, Mr. Lashley submitted notice to the Company of his intent to nominate Mr. Palmer as a nominee for election as a director at the Company’s 2010 Annual Shareholder Meeting. A copy of the nomination letter is attached to Amendment No. 3 to the Schedule 13D as Exhibit 9.

        On August 17, 2009, the Company sent a letter to its shareholders. A copy of the letter is attached hereto as Exhibit 10. Messrs. Lashley and Palmer responded with a letter to the Company which was forwarded to the Company’s shareholders, along with a cover letter, on August 24, 2009. A copy of both letters is attached hereto as Exhibit 11.

CUSIP No. 12525D102	Page 19 of 26 Pages

        Members of the PL Capital Group may make further purchases of shares of Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

        The percentages used in this Schedule 13D are calculated based upon 10,763,563 outstanding shares of Common Stock. This is the number of shares of Common Stock that the Company reported as outstanding as of July 24, 2009 in its Quarterly Report on Form 10-Q, which was filed with Securities and Exchange Commission on July 27, 2009. The PL Capital Group’s transactions in the Common Stock within the past 60 days of the date of this filing are as follows:

(A)	Financial Edge Fund

        (a)-(b)        See cover page.

        (c)        Financial Edge Fund has made no purchases or sales within the past 60 days of the date of this filing.

        (d)        Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

        (a)-(b)        See cover page.

        (c)        Financial Edge Strategic has made no purchases or sales within the past 60 days of the date of this filing.

        (d)        Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Goodbody/PL LP

        (a)-(b)        See cover page.

CUSIP No. 12525D102	Page 20 of 26 Pages

        (c)        Goodbody/PL LP has made no purchases or sales within the past 60 days of the date of this filing.

        (d)        Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)	Focused Fund

        (a)-(b)        See cover page.

        (c)        Focused Fund has made no purchases or sales within the past 60 days of the date of this filing.

        (d)        PL Capital is the general partner of Focused Fund. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by PL Capital.

(E)	PL Capital

        (a)-(b)        See cover page.

        (c)        PL Capital has made no purchases or sales of Common Stock directly.

        (d)        PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. PL Capital is the investment adviser for separate accounts held by Red Rose. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Red Rose.

(F)	PL Capital Advisors

        (a)-(b)        See cover page.

        (c)        PL Capital Advisors has made no purchases or sales of Common Stock directly.

        (d)        PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital Advisors, they have the power to direct the affairs of PL Capital Advisors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP, and Focused Fund.

(G)	Goodbody/PL LLC

        (a)-(b)        See cover page.

        (c)        Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

CUSIP No. 12525D102	Page 21 of 26 Pages

        (d)        Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)	Mr. John W. Palmer

        (a)-(b)        See cover page.

        (c)        Mr. Palmer has made no purchases or sales within the past 60 days of the date of this filing.

(I)	Mr. Richard J. Lashley

        (a)-(b)        See cover page.

        (c)        Mr. Lashley has made no purchases or sales within the past 60 days of the date of this filing.

(J)	Mr. Richard J. Lashley and Mrs. Beth Lashley

        (a)-(b)        See cover page.

        (c)        Mr. and Mrs. Lashley have made no purchases or sales within the past 60 days of the date of this filing.

        (d)        Beth Lashley is the spouse of Richard Lashley. Therefore, Beth Lashley may be deemed to share with Richard Lashley voting and dispositive power with regard to the shares of Common Stock held jointly with Richard Lashley.

(K)	Danielle Lashley

        (a)-(b)        See cover page.

        (c)        The UGMA for Danielle Lashley has made the following purchases within the past 60 days of the date of this filing:

Date	Number of Shares Purchased	Price Per Share	Total Cost
08/05/09	1,700	$4.10	$6,979
08/07/09	159	$4.10	$661
08/12/09	141	$4.10	$587

        (d)        Richard Lashley is the Custodian for the UGMA. Therefore, Danielle Lashley may be deemed to share with Richard Lashley voting and dispositive power with regard to the shares of Common Stock held in the UGMA.

(L)	Red Rose

        (a)-(b)        See cover page.

CUSIP No. 12525D102	Page 22 of 26 Pages

        (c)        Red Rose has made the following purchases within the past 60 days of the date of this filing:

Date	Number of Shares Purchased	Price Per Share	Total Cost
07/10/09	100	$3.75	$428
07/17/09	2,829	$3.75	$10,669
07/22/09	2,221	$3.75	$8,377
07/30/09	300	$3.75	$1,135
08/03/09	3	$3.75	$12

        (d)        Dr. Irving Smokler is deemed to share voting and dispositive power with regard to the shares of Common Stock held by Red Rose.

(M)	Dr. Irving A. Smokler

        (a)-(b)        See cover page.

        (c)        Dr. Smokler has made no purchases or sales of Common Stock directly.

        (d)        Dr. Irving Smokler is deemed to share voting and dispositive power with regard to the shares of Common Stock held by Red Rose.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

        With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Red Rose: PL Capital and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP: Goodbody/PL LLC and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this amended Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.
2	Letter from John Palmer to Board of Directors dated March 25, 2009*
3	Letter from John Palmer to Board of Directors dated April 13, 2009*
4	Press release dated April 29, 2009*
5	Letter from John Palmer to Board of Directors dated May 4, 2009*
6	Press release dated May 4, 2009*
7	Letter from Lead Independent Director to John Palmer dated May 11, 2009*
8	Letter from John Palmer to Lead Independent Director dated May 14, 2009*
9	Notice of Intent to Nominate from Richard Lashley to Board of Directors dated May 15, 2009*
10	Letter from CFS Bancorp, Inc. to Shareholders dated August 17, 2009

CUSIP No. 12525D102	Page 23 of 26 Pages

Exhibit No.	Description

11	Letter from PL Capital Group to Shareholders dated August 24, 2009 with a copy of Letter to Company dated August 24, 2009

*Previously filed.

CUSIP No. 12525D102	Page 24 of 26 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2009

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 12525D102	Page 25 of 26 Pages

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 12525D102	Page 26 of 26 Pages

RED ROSE TRADING ESTONIA OU
By: /s/ Irving A. Smokler
Irving A. Smokler
Principal

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

By:	/s/ Beth Lashley
Beth Lashley

By:	/s/ Danielle Lashley
Danielle Lashley

By:	/s/ Irving A. Smokler
Irving A. Smokler

Exhibit 1

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit, as amended from time to time, shall be a joint statement filed on behalf of each of the undersigned.

Date: August 25, 2009

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

RED ROSE TRADING ESTONIA OU
By: /s/ Irving A. Smokler
Irving A. Smokler
Principal

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

By:	/s/ Beth Lashley
Beth Lashley

By:	/s/ Danielle Lashley
Danielle Lashley

By:	/s/ Irving A. Smokler
Irving A. Smokler

Exhibit 10

CFS Bancorp, Inc.

THOMAS F. PRISBY,
CHAIRMAN

707 Ridge Road • Munster, Indiana 46321

August 17, 2009

Fellow Shareholders:

An interrelated group of investors, including domestic and offshore hedge funds, institutional and individual investors affiliated with John W. Palmer and Richard J. Lashley, collectively known as “PL Capital Group,” has taken a large position in CFS Bancorp, Inc. (Company).  As of the date of their most recent filing with the Securities and Exchange Commission (SEC), PL Capital Group owned 1,005,151 shares of Common Stock of our Company acquired at a total cost of $3,188,288, or an average of $3.17 per share.  Since their initial filing with the SEC on January 27, 2009, PL Capital Group has made a number of filings with the SEC and issued multiple press releases to detail their opinion of our Company and our management team.  We wanted to provide all shareholders with an update on some of the issues that PL Capital Group has raised in their various press releases and regulatory filings, and what we have done and will do in response to these issues.

CFS Bancorp Strategy for Improving our Financial Performance

As we know you realize, the U.S. banking industry has been significantly affected by the current recession which started in late 2007.  CFS Bancorp has not been immune to the impact of economic declines affecting our core Northwest Indiana and suburban Chicago markets.

However, we are a well-capitalized institution with strong liquidity, so we remain confident in our future.  As we have reiterated in past shareholder communications and regulatory filings, we are taking an aggressive stance in dealing with our non-performing asset issues and seeking to rationalize costs, while at the same time, we have continued to pursue our stated targeted long-term growth and diversification strategy.  Our current strategy, which the Board adopted in 2007, is built around four core objectives:

•	Decreasing our level of non-performing assets;

•	Bringing costs in line with our anticipated future asset base;

•	Growing while diversifying our client base by targeting the small to mid-sized business owner for relationship-based banking; and

•	Expanding our relationships with our business and consumer clients by meeting a greater number of their financial service needs through increased product penetration: deposits, loans and ancillary services.

We believe, and we have communicated to shareholders our belief, that these activities are part of the core business of banking and represent the highest and best use of management’s time in the current environment.  We also believe that the changes made in our senior management team, coupled with the investments made in our people, technology and infrastructure over the past 24 months will help us achieve these objectives.

A Little Background on PL Capital Group

PL Capital Group is an activist dissident shareholder.  The principals of this hedge fund have extensive experience in threatening litigation; proxy fights; attempting to force the sales of institutions they invested in to larger institutions; making various allegations to the institutions’ shareholders and customers; and criticizing management of the institutions.  They have not traditionally been “buy and hold” investors of the institutions in which they own shares seeking to improve the long term performance of those institutions in meeting the needs of the customers and communities they serve.

PL Capital’s principals have shown a bias towards forcing the sale of the institutions that they own.  Since 1997, PL Capital Group has made significant investments in a number of publicly held bank or thrift holding companies.  Despite the wide variety of geographic areas, asset size classes, economic conditions and market situations in which they have invested, their approach to improve stock price performance has almost always centered around questioning the strategies and abilities of existing management of an institution; repurchasing stock; nominating one or more members of PL Capital Group to the institutions’ board of directors; and/or selling or merging the institution out of existence.  Of the eight large investments where PL Capital Group or their principals made initial 13D filings with the SEC from January, 1997 to December, 2005, six of the institutions were merged out of existence.

PL Capital Group Actions & CFS Bancorp, Inc. Responses

It has been apparent from the beginning of our interactions with PL Capital Group that they have different ideas than our management and the Company’s Board of Directors about how to best achieve the goal of attaining a higher stock price.  At the same time, while we would all like to see a higher stock price, an insured depository financial institution has many groups of key stakeholders to whom it must be responsive.  The words and actions of PL Capital Group to date suggest that they do not share our vision of what CFS Bancorp is and will be.  We do not share their vision above regarding the optimal strategy through which to maximize shareholder value.

In light of PL Capital Group’s record of adversarial interactions with management in their other financial institution investments, the Company’s Board of Directors and our management team have determined that the most equitable approach for all shareholders is as follows:

•	Management will continue to focus our efforts on executing our key strategic objectives, including controlling costs, addressing problem assets and pursuing our strategic growth and diversification plan.

•	We will not engage in an ongoing, public dialogue with the principals of PL Capital Group regarding the various accusations, insinuations, implications and allegations that they have made and will likely continue to make. We would urge shareholders to keep this in mind as they review the additional communications that we expect will be forthcoming from them.

2

As an example, PL Capital Group’s August 3, 2009 press release suggested that the Company’s Board of Directors’ mandatory retirement policy was ended as a means through which to “entrench” the current Board.  PL Capital Group’s characterization of this change to our director retirement policy is incorrect.  The Board discussed the pros and cons of the former policy and concluded that:

1)	A current or potential new director’s ability to make meaningful contributions in business (and indeed, in life) does not end upon the attainment of a certain age.

2)	The evolving demographics of the Company’s target market, client and shareholder base indicate that the Company may benefit from the contributions, insights and experiences of senior directors.

3)	The removal of mandatory age limits is viewed by many corporate governance experts, including RiskMetrics Group/ISS, as consistent with good governance practice.

At CFS Bancorp, we take the input of all shareholders, including PL Capital Group, seriously.  One of the points that has been made by PL Capital Group is that we could do a better job in communicating with current and potential new investors.  Although we believe that our press releases and our reports filed with the SEC provide a full, complete and transparent view of the Company and its financial situation, we will expand our efforts in this area.

In closing, we want to reiterate that despite the potential for PL Capital Group’s actions to become a distraction, we have taken and will continue to take steps to ensure that management of our Company remains focused on its primary goal:  doing what is in the best interest of all shareholders by improving our performance through implementing our strategy.

We welcome your thoughts and comments.  We appreciate your confidence and support and look forward to continuing to serve you.

Best regards,

/s/ Thomas F. Prisby	/s/ Gregory W. Blaine
Thomas F. Prisby	Gregory W. Blaine
Chairman & Chief Executive Officer	Lead Independent Director
Email: tfprisby@citz.com	c/o Monica F. Sullivan, Secretary
Telephone: (219) 836-2960	Email: msullivan@citz.com
Facsimile: (219) 836-2950

3

Daryl D. Pomranke	Charles V. Cole
President & Chief Operating Officer	Chief Financial Officer
Email: ddpomranke@citz.com	Email: cvcole@citz.com
Telephone: (219) 836-2960	Telephone: (219) 836-2960
Facsimile: (219) 836-2950	Facsimile: (219) 836-2950

4

Exhibit 11

August 24, 2009

Dear Fellow Shareholders of CFS Bancorp, Inc.:

We are the largest outside shareholders of CFS Bancorp, Inc. (referred to as the Company below). You may have seen some press releases that we issued in the past few months regarding our concerns about CFS Bancorp, Inc. and its management. We have also told the Company that we intend to seek one or more board seats at the 2010 Annual Meeting.

You may have also recently received a letter from the Company about us (letter dated August 17, 2009 from Thomas Prisby to the Company’s shareholders). That letter contains a number of errors and mischaracterizations about PL Capital and our goals for restoring shareholder value for you and all other shareholders of CFS Bancorp. We believe the Company’s letter is an attempt to shift attention away from the Company’s dismal results and poor corporate governance practices. We responded to the Company with a letter dated August 21, 2009, a copy of which is attached in its entirety for your information.

Please feel free to call us at anytime with questions or comments. We will be communicating with you again in the future, once the 2010 Annual Meeting gets closer. In the meantime, we will do our best to keep up the pressure on CFS Bancorp to improve its operating results and corporate governance practices.

Very truly yours,

/s/ Richard Lashley	/s/ John Palmer
Richard Lashley	John Palmer
Principal	Principal
973-360-1666	630-848-1340
rlashley@plcapitalllc.com	jpalmer@plcapitalllc.com

Important Information

This letter is not a solicitation of a proxy from any security holder of CFS Bancorp, Inc. PL Capital, LLC and its affiliates (the “PL Capital Group”) may elect to nominate and file proxy materials to enable the PL Capital Group to solicit votes for the election of one or both of John Palmer and Richard Lashley as members of the Board of Directors of CFS Bancorp, Inc. (the “PL Capital Nominees). If the PL Capital Group nominates either of these individuals to serve as directors of CFS Bancorp, the PL Capital Group will send a definitive proxy statement, WHITE proxy card and related proxy materials to shareholders of CFS Bancorp seeking their support of the PL Capital Nominees at CFS Bancorp’s 2010 Annual Meeting of Shareholders. Shareholders are urged to read the definitive proxy statement and WHITE proxy card when, and if, they become available, because they will contain important information about the PL Capital Group, the PL Capital Nominees, CFS Bancorp and related matters. Shareholders may obtain a free copy of the definitive proxy statement and WHITE proxy card (when, and if, available) and other documents filed by the PL Capital Group with the Securities and Exchange Commission (“SEC”) at the SEC’s web site at www.sec.gov. The definitive proxy statement (when, and if, available) and other related SEC documents filed by the PL Capital Group with the SEC may also be obtained free of charge from the PL Capital Group.

Participants in Solicitation

The PL Capital Group currently consists of the following persons who, if the PL Capital Group elects to nominate the PL Capital Nominees, will be participants in the solicitation from CFS Bancorp, Inc.‘s shareholders of proxies in favor of the PL Capital Nominees: PL Capital, LLC; Goodbody/PL Capital, LLC; Financial Edge Fund, L.P.; Financial Edge-Strategic Fund, L.P.; PL Capital/Focused Fund, L.P.; Goodbody/PL Capital, L.P.; PL Capital Advisors, LLC; Richard J. Lashley; Beth Lashley; Richard J. Lashley as Custodian of an UGMA for the benefit of his daughter, Danielle L. Lashley, John W. Palmer; Irving A. Smokler and Red Rose Trading Estonia OU. Such participants may have interests in the solicitation, including as a result of holding shares of CFS Bancorp common stock. Information regarding the participants and their interests will be contained in the definitive proxy statement (when, and if, available) filed by PL Capital Group with the SEC in connection with CFS Bancorp’s 2010 Annual Meeting of Shareholders.

2

August 24, 2009

August 24, 2009

Mr. Thomas F. Prisby
Chairman & Chief Executive Officer

Mr. Gregory W. Blaine
Lead Independent Director

Mr. Daryl D. Pomranke
President & Chief Operating Officer

Mr. Charles V. Cole
Chief Financial Officer

CFS Bancorp, Inc.
707 Ridge Road
Munster, Indiana  46321

Dear Sirs:

We read your August 17, 2009 letter to the shareholders of CFS Bancorp, Inc. (the “Company”) with interest. We are pleased to see you increasing the frequency of communications with shareholders.

WE ARE PLEASED TO SEE THE COMPANY EMBRACE GOOD CORPORATE GOVERNANCE PRACTICES AS RECOMMENDED BY RISKMETRICS GROUP, AND, BASED ON RISKMETRICS GROUP’S GOVERNANCE POLICIES, WE EXPECT MORE CHANGES TO THE COMPANY’S CORPORATE GOVERNANCE PRACTICES

We noted in the shareholder letter that the Board looked to RiskMetrics Group – ISS Governance Services (“ISS”) for guidance on the mandatory retirement age for Directors. We believe ISS and other similar advisory services are an excellent independent resource for advice on corporate governance matters.

Given that your letter said that the change to the retirement policy for Directors was, among other things, “viewed by many corporate governance experts, including RiskMetrics Group/ISS, as consistent with good governance practice,” we fully expect that the Board will now review all of its significant corporate governance practices for consistency with good governance practices, as recommended by ISS and other similar advisory services.

Indeed, we encourage the Board to take prompt action to review and appropriately modify its corporate governance practices to bring them in line with those found in ISS’ governance policies. We strongly believe that it is not enough for the Board to have reviewed just the policy respecting the mandatory retirement age for Directors for compliance with ISS’ governance policies, particularly when there are so many other corporate governance practices that the Company needs to modify to conform to the rest of ISS’ governance policies (see below for more detail). Indeed, in light of the fact that the change to the policy respecting the mandatory retirement age directly benefits Thomas Prisby, the Company’s Chairman and CEO, failure to act to revise the Company’s other corporate governance practices that are out of line with ISS’ recommended corporate governance practices may suggest that the change was motivated by something other than a desire to bring the Company’s corporate governance practices in line with suggested good corporate governance practices.

The corporate governance practices that the Company needs to consider in light of ISS’ governance policies include plans to address the excise tax gross-up issue objected to by ISS in its report issued in connection with the May 2009 Annual Meeting (see “Poor Pay Practice-Excise Tax Gross-up” on page 6 of that report). As you know, although you did not publicize it for shareholders, ISS recommended that its clients vote AGAINST director Gene Diamond for allowing the excise tax gross-up to occur (the tax gross-up essentially results in shareholders paying for taxes due by a Company executive). Other significant corporate governance policies that we believe the Board should promptly review and address, to become compliant with the governance practices recommended by ISS, include:

Corporate Governance Topic	CFS Bancorp Governance Policy	RiskMetrics Group’s Recommended Policy or Practice (1)	Is CFS Bancorp in Compliance with RiskMetrics Group’s Recommended Policy or Practice?
BOARD CLASSIFICATION	Classified Board (directors	Declassified Board (annual	NO
(namely, how often are board	from each class elected	elections for all directors)
members elected?)	every three years)

CUMULATIVE VOTING in director	Cumulative voting is not	Cumulative voting	NO
elections	allowed

MAJORITY VOTING POLICY	None	Majority Voting	NO
(namely, when directors fail
to receive more votes FOR than
WITHHELD or AGAINST they must
resign--it allows shareholders
in uncontested director
elections to have a meaningful
vote)

SEPARATE Chairman & CEO	Thomas Prisby is both the	Separate Chairman & CEO	NO
positions	Chairman & CEO

2

PROXY ACCESS	No proxy access	Proxy access	NO
(namely, shareholders who meet	(only nominees selected by	(subject to reasonable
certain qualifications can	the incumbent Board get	qualifications to be an
place their nominations	access)	eligible shareholder)
directly on the company’s
proxy, thereby democratizing
the nomination and election
process)

(1)	Source: Various RiskMetrics Group literature (2006 thru 2009); we encourage the Board to do its own due diligence on what RiskMetrics Group and other corporate governance experts recommend

As you can see, the Company is out of compliance on ALL of these significant corporate governance policies.

Therefore, we believe the Board has an obligation to review every significant corporate governance policy and practice, preferably with qualified outside assistance, and adopt all of the good corporate governance practices recommended by ISS and other similar advisory services.

If the recommended corporate governance policies noted in the table above are not adopted by the Board before the next Annual Meeting, the PL Capital Group may opt to present them to the shareholders for their support at that meeting.

THE COMPANY’S LETTER TO SHAREHOLDERS IS FRAUGHT WITH MISCHARACTERIZATIONS, AND APPEARS TO BE PROXY SOLICITATION MATERIAL THAT SHOULD BE PROPERLY TREATED AS SUCH

We are going to wait to take our case to shareholders in force until we get closer to the annual meeting date, but we fear that you have misread our filings on the Company, as your description of the PL Capital Group contained a number of mischaracterizations. For example, there are no offshore hedge funds in our filing group related to the Company. You also characterize us as dissident activists that only want the companies we invest in to be sold, stating that we are not “buy and hold” investors, but this is not accurate as detailed more fully below. These mischaracterizations are misleading to shareholders and put the Company in danger of violating the prohibition in federal securities law against making false and misleading statements.

Particularly troubling to us is the way in which the mischaracterizations appear to be designed to scare shareholders into thinking we are only out for ourselves regardless of what might be best for the Company and other shareholders, by suggesting we only look for quick sales of companies in which we invest. In fact, we prefer to be “buy and hold” investors, but the reality is that some companies, such as the Company, are poorly run, lose money, fail to adopt proper corporate governance practices, have stock price declines and need to be sold or restructured. Evidence that the Company may be in need of dramatic change is found in its dismal financial results, including: 5% nonperforming assets, a 80%+ stock price decline (peak to trough) and annual returns on equity that have never exceeded 6% in any of the years since the Company went public eleven years ago. In addition, most of the Company’s shareholders are aware of the Company’s drastic reduction in the dividend, restrictions placed on the Company by federal banking regulators and numerous related party transactions. Unlike other shareholders who do not have the time, energy, expertise or resources, we are not afraid to take on management teams that we believe are poorly performing, entrenched, self enriching, and not performing well for shareholders as a whole.

3

While we have called for certain companies that we have invested in to be sold, that is not our primary investment strategy. We have no problem if you cite facts about us from public filings, but you have no way of knowing how many companies we have invested in or are invested in (except our Schedule 13D filing positions) or what our relationships have been with those companies. There are numerous CEOs of banks that we are invested in that you can call about us that will contradict your assertion that we are not long term investors. As of right now, we are not running or currently planning a proxy contest for board seats against any of the more than 15 banks that we have filed Schedule 13Ds on, except CFS Bancorp. In total, as of this writing, we own positions in more than 40 banks throughout the U.S., and CFS Bancorp is the only one we are currently planning to run a proxy contest against. One out of 40 contradicts the characterizations you made about us. This is not about the PL Capital Group, but about CFS Bancorp’s dismissal financial performance and the need we perceive for change to benefit the Company and its shareholders.

In addition to the concerns related to the mischaracterizations, based on our previously filed announcement of an intent to nominate one or more directors at the upcoming Annual Meeting, it appears that your letter to shareholders was solicitation material that should promptly be filed under Rule 14a-12 of the proxy rules. It has been our experience that solicitation materials in a proxy contest, or materials that should be treated as solicitation material in a proxy contest, are under extra scrutiny by the SEC. So, we urge the Company to be careful to comply with the proxy rules, including Rule 14a-9 which makes it unlawful to make a false or misleading statement of material fact in solicitation materials, or to omit stating a material fact that is necessary to prevent any statement in solicitation materials from being false or misleading.

*  *  *

We look forward to a healthy debate about the changes that are needed at the Company to restore shareholder value and improve the Company. Please note that we intend to send a copy of this letter, along with appropriate securities legends, to the Company’s shareholders.

Very truly yours,

/s/ Richard Lashley	/s/ John Palmer
Richard Lashley	John Palmer
Principal	Principal

4